February 6, 2024

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)

- KraneShares 90% KWEB Defined Outcome January 2026 ETF (f/k/a KraneShares KWEB Defined Protection 90 ETF Through January 2026)

Dear Ms. Brutlag:

This letter responds to your comments, discussed in our telephone conversation on December 18, 2022 regarding your review of Post-Effective Amendment No. 344 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares 90% KWEB Defined Outcome January 2026 ETF (the “Fund”), a new series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	Please provide the Fund’s ticker symbol prior to effectiveness.

RESPONSE: The Registrant confirms the Fund’s ticker symbol is KBUF.

2.	On the first page of the Fund’s prospectus, please add disclosure emphasizing that “investors may lose some or all of your money” under the section entitled “The Buffer”.

RESPONSE: The Registrant has added the following disclosure in bold at the end of the section entitled “The Buffer” on the first page of the Fund’s prospectus:

You may lose some or all of your money by investing in the Fund.

3.	On the first page of the Fund’s prospectus, please disclose what is meant by the term “price return” when it is first used and clarify whether dividends paid by the Underlying ETF are counted or not in such returns. If they are not counted, please disclose what portion of returns come from dividends over a certain period of time.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000   F +1 202 778 9100   klgates.com

Securities and Exchange Commission
February 6, 2024

RESPONSE: The Registrant has revised disclosure under the section entitled “Defined Outcome Strategy” on the first page as follows:

Defined Outcome Strategy. The Fund uses options, including FLEX options, to employ a “defined outcome strategy.” Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The pre-determined outcomes sought by the Fund, which include the “Buffer” and “Cap” discussed below (“Outcomes”), are based upon the ~~price return~~ “total return” of the Underlying ETF (i.e., the performance of the secondary market share price including any distributions over the period of ~~[____], 202[ ]~~February 8, 2024 through ~~[____], 202[ ]~~ January 16, 2026. This period is referred to as the initial “Outcome Period.” ~~The~~Since the Fund’s strategy is designed to produce the Outcomes based upon the ~~performance of the secondary market share price~~ total return of the Underlying ETF ~~(its “price return”) from the first day of the Outcome Period to the last day of the Outcome Period. As discussed below, subsequent Outcome Periods will follow the initial Outcome Period~~, which would include any distributions paid by the Underlying ETF, Fund shareholders that purchase shares after the Fund has made any distributions could be adversely impacted and may not achieve the Outcomes. There is no guarantee that the Outcomes for any Outcome Period will be realized.

4.	Where the Buffer is explained in the section entitled “The Buffer” on the first page of the Fund’s prospectus and in the “Principal Investment Strategies” section of the Fund’s prospectus, please consider revising the disclosure to clarify that it protects against 90% of losses and consider adding an example to show how the Buffer would work.

RESPONSE: The Registrant has revised the disclosure in the section entitled “The Buffer” on the first page of the Fund’s prospectus as follows and made similar changes in the “Principal Investment Strategies” section of the Fund’s prospectus:

The Buffer. The Fund seeks to protect shareholders that hold shares for the entire Outcome Period from declines in the Fund’s ~~net asset value (“NAV”) losses~~ total return by providing a Buffer (the “Buffer”) against 90% of decreases in the ~~price~~ total return of the Underlying ~~ETF’s shares~~ ETF, as measured from the first day of the Outcome Period through the last day of the Outcome Period~~, not including fees and prior to taking into account any fees or~~ expenses charged to ~~shareholders and the Fund~~the Fund. Stated differently, if the total return of the Underlying ETF’s shares decreased by more than 10% during the Outcome Period, the Buffer seeks to limit Fund NAV losses to 10%. When the Fund’s annual management fee of 0.25% of the Fund’s average daily net assets is taken into account, the Buffer is approximately 89.30%. The Buffer will be further reduced by any other expenses charged to the Fund and any shareholder transaction fees.

5.	In the summary section of the Fund’s prospectus, please define the term “OCC” after its first use.

RESPONSE: The Registrant has made the requested change.

Securities and Exchange Commission
February 6, 2024

6.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees*	0.25%
Distribution and/or Service (12b-1) Fees**	0.00%
Other Expenses***	0.01%
Acquired Fund Fees and Expenses****	0.69%
Total Annual Fund Operating Expenses	0.95%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.
***	Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares of other investment companies (such as exchange-traded funds). They are not direct operating expenses paid by Fund shareholders and are not used to calculate the Fund’s net asset value (“NAV”). In addition, “Acquired Fund Fees and Expenses” will not be reflected in the Fund’s Financial Statements in its shareholder report. Therefore, the amounts listed in “Total Annual Fund Operating Expenses” will differ from those presented in the Fund’s Financial Highlights.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not sell your shares, your costs would be:

1 Year	3 Years
$97	$303

Securities and Exchange Commission
February 6, 2024

7.	If the charts on pages 3 and 4 of the Fund’s prospectus are before fees and expenses, please disclose that in the paragraph prior to the charts.

RESPONSE: The Registrant has revised first sentence in the paragraph directly above the charts as follows:

The two hypothetical graphical illustrations provided below are designed to illustrate the Outcomes, before any fees and expenses, that the Fund seeks to provide for investors who hold shares for the entirety of the Outcome Period.

8.	Please consider whether the blue line in the chart on page 3 of the Fund’s prospectus should continue to slope downward on the left or should remain a flat line. Please also consider whether to add the number for the cap level in the chart on page 4 of the Fund’s prospectus.

RESPONSE: The Registrant believes that the current slope of the blue line in the chart on page 3 of the Fund’s prospectus is accurate for the Outcomes that the Fund will seek to provide investors. The Registrant respectfully declines to add the number for the cap level in the chart on page 4 of the Fund’s prospectus since the chart is intended to graphically illustrate the Outcomes without numerical values and the actual numerical values will not be known until the day the options are entered into by the Fund.

9.	Please revise the chart on page 4 and the table on top of page 5 to account for protecting against 90% of losses.

RESPONSE: The Registrant has made the requested change.

10.	Please provide the charts on pages 3 and 4 of the Fund’s prospectus prior to effectiveness.

RESPONSE: The Registrant has attached as Exhibit A to this letter the charts on pages 3 and 4 of the Fund’s prospectus.

11.	Throughout the prospectus, please revise the disclosure stating that the Fund’s seeks to protect against the entirety of Underlying ETF losses and similar types of statements. We would note that this type of language occurs in the bullet on the top of page 7 of the prospectus, in the risk disclosure entitled “Upside Participation Risk” and in the second paragraph on page 22 of the prospectus.

RESPONSE: The Registrant has revised the disclosure in the bullet on the top of page 7 of the prospectus as follows and made similar changes to that type of language throughout the prospectus.

12.	The Registrant should be prepared to delay the effectiveness of the Fund’s registration statement until all of the Staff’s comments are resolved.

RESPONSE: The Registrant acknowledges the Staff’s comment.

Securities and Exchange Commission
February 6, 2024

13.	Please consider removing the phrase “on the Buffer” from the third sentence of the “The Buffer on Losses” paragraph in the “Principal Investment Strategies” section on page 7 of the Fund’s prospectus.

RESPONSE: The Registrant has made the requested change.

14.	Please describe what the naming convention will be for the Fund and whether the name will include both the beginning of the period and the end of the period for each subsequent Outcome Period.

RESPONSE: The Registrant notes that the Fund’s naming convention will include the end of the Outcome Period in the name. For example, the Fund’s current name includes the term “January 2026” in the name, which is anticipated to be the end of the initial Outcome Period for the Fund. At the end of this initial Outcome Period, the Fund would adopt a new name that would include January 2028 in the name, which would be the end of the next Outcome Period for the Fund.

15.	Please revise the first paragraph in the “Principal Risks” section to include the following disclosure:

●	The Fund has characteristics unlike many other traditional investment products and may not be suitable for all investors;
●	There is no guarantee the Fund will be able to achieve its stated Outcome; and
●	An investment in the Fund may not be appropriate for investors who do not intend to hold Fund for the entire Outcome Period.

RESPONSE: The Registrant has added the following disclosure to the first paragraph in the “Principal Risks” section:

The Fund has characteristics unlike traditional investment products and may not be suitable for all investors. Although the Fund seeks to achieve the Outcomes consistent with its investment objective, there is no guarantee that it will do so. An investment in the Fund may not be appropriate for investors who do not intend to hold Fund shares for the entire Outcome Period.

16.	In the “Principal Risks” in the “Upside Participation Risk” section, the first sentence uses the term “total return.” Please consider whether this term is accurate if the term “price return” does not include dividends. Please also add disclosure here to state that it is “total return” before fees and expenses.

RESPONSE: The Registrant has revised the first sentence in the “Upside Participation Risk” section as follows:

There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with ~~a~~ the total return ~~that matches the increases in the price~~ of the Underlying ~~ETF~~ ETF’s shares over the Outcome Period prior to taking into account any fees or expenses, subject to ~~a~~ the maximum total return ~~of Fund NAV~~ imposed by the Cap.

Securities and Exchange Commission
February 6, 2024

17.	Please revise the disclosure in the “Portfolio Managers” section of the “Fund Summary” to add the Fund’s inception month and year.

RESPONSE: No change was made in response to this comment. The “Portfolio Managers” section currently states that each Portfolio Manager has managed the Fund since its inception. The Registrant has considered the Staff’s comment but believes the language complies with Item 5(b) of Form N-1A, as the date of the inception year cannot be ascertained until the Fund commences operations.

*          *          *          *

Securities and Exchange Commission
February 6, 2024

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na
Franklin Na

cc:	Jonathan Krane
Odette Gafner
James Maund
Jonathan Shelon
Luke Oliver
Krane Funds Advisors, LLC
Stacy Fuller
K&L Gates LLP

Exhibit A

Fund Return Profile
KraneShares CSI China Internet ETF
KraneShares 90% KWEB Defined Outcome January 2026 ETF